Exhibit 99.1

News release

Cenovus reports voting results of election of Directors

Calgary, Alberta (April 27, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced that at its annual meeting of shareholders held on April 27, 2022, each of the 12 nominees proposed as Directors and listed in its Management Information Circular dated March 1, 2022 were elected as Directors. The detailed results of the vote are set out below.

Nominee	Votes for		Votes withheld
	Number	Percent	Number	Percent
Keith M. Casey	1,609,044,293	99.85	2,397,549	0.15
Canning K.N. Fok	1,083,587,060	67.24	527,850,101	32.76
Jane E. Kinney	1,609,176,907	99.86	2,264,935	0.14
Harold N. Kvisle	1,277,048,365	79.25	334,317,479	20.75
Eva L. Kwok	1,550,853,643	96.24	60,588,199	3.76
Keith A. MacPhail	1,514,158,636	93.96	97,283,206	6.04
Richard J. Marcogliese	1,608,951,311	99.85	2,490,531	0.15
Claude Mongeau	1,608,785,300	99.84	2,656,542	0.16
Alexander J. Pourbaix	1,609,975,871	99.91	1,465,881	0.09
Wayne E. Shaw	1,608,678,194	99.83	2,763,648	0.17
Frank J. Sixt	1,212,579,975	75.25	398,857,186	24.75
Rhonda I. Zygocki	1,548,711,155	96.11	62,730,687	3.89

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751